





LONE STAR VALUE MANAGEMENT LLC

Presentation to ISS

December 2015

LONE STAR VALUE
MANAGEMENT

Enzo®



Disclaimer

LONE STAR VALUE MANAGEMENT

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY LONE STAR VALUE MANAGEMENT, LLC ("LONE STAR VALUE") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF LONE STAR VALUE, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ENZO BIOCHEM, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

LONE STAR VALUE HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG LONE STAR VALUE AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

LONE STAR VALUE SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH LONE STAR VALUE BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

LONE STAR VALUE RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. LONE STAR VALUE DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

LONE STAR VALUE
M A N A G E M E N T

- **We believe change is <u>warranted</u> and <u>necessary</u> as a result of:**

  1. **<u>Stock Price Underperformance:</u>** Over the past 10 fiscal years, Enzo's Total Shareholder Return (TSR) has been negative and has drastically underperformed all relevant peer groups and US Equity indices

  2. **<u>Lack of Profitability:</u>** Enzo has failed to generate positive net income or free cash flow every year since 2005

  3. **<u>Poor Corporate Governance:</u>** ISS has given Enzo a "QuickScore" corporate governance rating of 10, which is the worst possible corporate governance rating that a company can receive by ISS

  4. **<u>Related Party Transactions:</u>** Enzo Clinical Labs ("Enzo Labs"), a subsidiary of Enzo, leases a facility from a management company that is owned by Chairman and CEO, Dr. Elazar Rabbani; President, CFO, and director, Barry Weiner (and his wife); and the CEO's brother and former executive officer, Shahram Rabbani

     o Since management purchased the facility in 1989 for $2.75mm, Enzo Labs has made more than **<u>$29mm</u>** in lease payments to the individuals named above

  5. **<u>Qualifications and capabilities of our nominees versus incumbents:</u>** We believe our nominees, if elected, will immediately add relevant expertise to the Company's core business and its intellectual property (IP) litigation process to enhance value for ALL shareholders

     o Enzo's two incumbent directors up for election lack healthcare experience and have <u>no</u> IP litigation experience (see page 41)

     o One incumbent director, Dov Perlysky, has strong family ties to D.H. Blair & Co. who served as the underwriter of the Enzo's IPO in 1980; D.H. Blair and its top executives were also indicted on 173 counts of securities violations (see page 30)

     o Our nominees will also bring new ideas and plans regarding Enzo's outstanding IP litigation process and a strategy to maximize the value of Enzo's patent portfolio

- **Lone Star Value does not believe the incumbent Board of Enzo will take the necessary steps to enhance shareholder value or improve shareholder rights as evidenced by Enzo's long-lasting underperformance and apparent conflicts of interest under their stewardship**

Table of Contents



LONE STAR VALUE
MANAGEMENT



- **LSV is a long-term Enzo shareholder: we began researching Enzo in 2013 and started purchasing shares in September 2013; our research indicates that the Company is undervalued, but the incumbent Board seems unwilling or unable to generate operating profits and improve corporate governance**

  — We are confident Enzo would benefit from the addition of our two nominees who will leverage their significant healthcare and IP litigation expertise and public board and turnaround experience to unlock shareholder value and improve shareholder rights

- **LSV made every effort to constructively engage with Enzo's Board and management but were rejected**

  — Despite numerous conversations with Enzo since September 2013, the Board consistently disregarded our concerns with their history of financial losses, poor corporate governance, and related party transactions, leaving us no choice but to run a proxy contest to align Enzo's corporate strategy and operations with shareholders' best interests, restore profitability, and overhaul corporate governance policies

  — The Board refused to add a single new director per our suggestion and informed us they will spare no expense to fight this proxy contest and main the status quo

- **Tellingly, this is not the first time a shareholder has raised concerns with Enzo's continued underperformance**

  — Prior to both the 2009 and 2010 Annual Meetings, a co-founder and former officer and director of the Company (and the current CEO's brother), Shahram K. Rabbani ("Mr. Rabbani"), initiated proxy contests against the incumbent Board

    o *"In recent years, Mr. Rabbani grew increasingly frustrated with the lack of a strategic direction within the Company, the performance of the management team, and the failure by the Board of Directors to implement any strategic or management changes to reverse the tide of increasing annual losses…The board of directors has failed in any way to hold management accountable for the Company's performance and has failed to act with any regard to the interests of stockholders and the actual performance of the Company"[1] – Mr. Rabbani*

    o The day before the 2009 Annual Meeting, Mr. Rabbani settled with the Company for a **$2.7mm lump sum cash payment** in exchange for withdrawing his proxy contest[2]

(1) Source: Preliminary Proxy Statement on Schedule 14A filed by Shahram K. Rabbani on January 8, 2010.
(2) Source: Form 8-K filed by the Company on January 28, 2010.



LONE STAR VALUE
M A N A G E M E N T

- **Enzo's Board has strongly resisted fresh perspective despite a decade of financial losses, questionable related party transactions, and extremely anti-shareholder corporate governance policies**

- **We believe the incumbent Board lacks significant independence considering two of the five members are co-founders and the Company's most senior executive officers, and one of the three "independent" directors is the son-in-law of one of the Company's largest shareholders** – a "key long-term"[1] shareholder with long-standing ties to Enzo's management team, whose husband was the lead underwriter of the Company's IPO in 1980

- **Since fiscal year 2005, under the leadership of the incumbent Board and management team, the Company has:**

  — Failed to generate a single year of profitability

  — Generated more than $168mm in net operating losses

  — Incurred high and rising SG&A expenses despite continued operating losses

  — Retained numerous corporate governance policies that are unfriendly to shareholders and entrench management and incumbent directors

- **We are seeking to refresh Enzo's Board in order to unlock the true value of Enzo's underlying business for <u>ALL</u> shareholders and improve shareholder rights**

(1) Source: Definitive Additional Proxy Materials on Schedule 14A filed by Enzo on December 10, 2010.



- **Enzo's underlying business has significant potential, but lacks execution**

  — LSV's nominees have no intention of changing Enzo's core business model, but will focus on cost control and profitability

    o ***This process should not in any way disrupt the hard work of Enzo's employees or its customer relationships***

  — We are concerned the incumbent Board lacks proper oversight of management and lacks a sense of urgency to control costs and generate profits, both of which suppress shareholder value

- **Enzo's product potential has been enhanced by the Company's recent announcement that the New York State Department of Health granted approval of the Company's AmpiProve-HCV assay for the quantitative detection of Hepatitis C**

  — <u>Both</u> of LSV's nominees have healthcare product experience and will help management execute on its business model

- **In addition, Enzo owns very valuable patents that are both essential and non-essential to its core business**

  — The Company is currently engaged in 11 patent infringement cases in Delaware in addition to cases pending in New York and Connecticut that could potentially result in settlements worth hundreds of millions of dollars and generate value for shareholders

  — Besides engaging in IP litigation, Enzo could possibly license patents in order to receive additional revenue from royalties

  — Non-essential patents that may or may not have been infringed upon could possibly be sold to other companies in the future to boost shareholder value

  — <u>Both</u> of LSV's nominees have healthcare patent experience and one, <u>Dimitrios Angelis, is a practicing healthcare IP attorney and has significant courtroom experience litigating and defending healthcare intellectual property</u>



LONE STAR VALUE
M A N A G E M E N T

- **September 19, 2013 –** Jeff Eberwein, CEO of LSV, met with Barry Weiner at Enzo's headquarters to discuss the Company's background and IP litigation strategy. Mr. Eberwein inquired about Enzo's high operating expenses, history of losses, related party transactions, poor corporate governance, and Board structure. Mr. Weiner commented that Enzo "would be profitable within the next 12 months" **(Note: Enzo has yet to be profitable)**

- **September 29, 2013 –** Mr. Eberwein had a second meeting with Dr. Rabbani and Mr. Weiner together. Despite Mr. Eberwein's concern over the destruction of shareholder value, Dr. Rabbani made no mention of the Company's profitability or generating value for shareholders

- **November 5, 2013 –** Mr. Eberwein had a follow-up call with Mr. Weiner. Mr. Eberwein reiterated his concerns with the Company and suggested that Mr. Weiner meet with John M. Climaco for the purpose of potentially adding him to the Board

- **February 28, 2014 –** Mr. Climaco met with Mr. Weiner at Enzo's headquarters in New York to discuss the Company generally

- **September 22, 2015 –** Mr. Eberwein met with Mr. Weiner at Enzo's headquarters to receive an update on the Company's business and IP litigation strategy. Mr. Eberwein once again reiterated shareholders' concerns about the Company's lack of profitability, Board composition, and poor corporate governance

- **September 25, 2015 –** Lone Star Value delivered a letter to Enzo nominating Dimitrios J. Angelis and John M. Climaco for election to the Board at the Annual Meeting

- **October 1, 2015 –** Mr. Eberwein had a call with Mr. Weiner to discuss LSV's director nominations and the value that both nominees could add to the Board. Mr. Weiner expressed his displeasure with LSV's act of nominating. Mr. Weiner suggested an in-person meeting to discuss these matters

- **October 14, 2015 –** Mr. Eberwein met with Mr. Weiner at Enzo's headquarters. Mr. Weiner reiterated his displeasure with LSV's nomination. Mr. Eberwein noted that ISS had given the Company a 10 corporate governance rating (the worst possible)

- **October 20, 2015 –** Mr. Eberwein had a follow-up call with Mr. Weiner. Mr. Eberwein suggested that the Board meet with LSV's Nominees and consider the value that they could add to the Board. LSV's Nominees submitted requested background information from the Board and later met with the Nominating and Corporate Governance Committee of the Board

- **November 25, 2015 –** Mr. Weiner called Mr. Eberwein to inform him that the Board refused to add either one of LSV's Nominees to the Board. Mr. Weiner also mentioned that Enzo had retained legal and proxy advisors and was preparing for a proxy contest. Mr. Eberwein made a settlement offer to add just <u>one</u> of LSV's Nominees to the Board to avoid a proxy contest. Mr. Weiner responded by email the same day stating that the Board rejected Mr. Eberwein's settlement offer



LONE STAR VALUE
MANAGEMENT

- **Lone Star Value is a <u>deep value</u>-oriented investment firm focused on small-cap opportunities with a <u>long-term focus</u> on realizing returns via <u>constructive engagement</u> with its portfolio companies in order to <u>maximize shareholder value</u>**

  — As a last resort, LSV will run a proxy contest if a company refuses to take the necessary steps to enhance shareholder value

- **Managed by Jeff Eberwein, Lone Star Value has extensive investment and Board experience**

  — Mr. Eberwein has significant experience working constructively with management teams and Board members of companies in Lone Star Value's portfolio

  — Prior to founding Lone Star Value, Mr. Eberwein worked at Soros Fund Management and Viking Global Investors as a Senior Portfolio Manager and has over twenty years of investment experience

  — Mr. Eberwein currently serves as the Chairman of 5 public companies: AMERI Holdings, Inc., ATRM Holdings Inc., Crossroads Systems Inc., Digirad Corporation, and Hudson Global, Inc.; and serves on the board of a sixth public company

    o **<u>Digirad is a healthcare company where Mr. Eberwein, as Chairman, orchestrated a successful turnaround, despite the company failing to generate profits in previous years (similar to Enzo); the stock has appreciated 215%[1] since Mr. Eberwein became Chairman</u>**

  — Lone Star Value has consistently fought to improve shareholder rights, improve corporate governance, and maximize shareholder value at its portfolio companies

- **LSV's 2 highly-qualified and independent nominees:**

  — **Dimitrios J. Angelis:** We believe Mr. Angelis' experience of over a decade as an accomplished negotiator and general counsel to public and private companies, prior experience within the pharmaceutical and medical device industries, and experience with patent portfolios will enable him to bring a wealth of strategic, legal, and business acumen to the Board

  — **John M. Climaco:** We believe Mr. Climaco's significant executive experience, including nine years as the CEO of a company developing genetic tests and operating a clinical laboratory, as well as his experience raising capital, engineering strategic alliances, building executive teams, and managing complex business operations and legal strategies, will make him a valuable addition to the Board

(1) As of 11/30/2015.

LONE STAR VALUE
M A N A G E M E N T

If elected, our nominees will seek to do the following:

1. **Immediately add value to Enzo's operational and financial performance**

   ✓ Examine overhead (SG&A) expenses to remove unnecessary expenditures

   ✓ Examine R&D expenditures to focus on high Return on Investment (ROI) projects

   ✓ Instill a sense of urgency to generate profits without sacrificing long-term growth

   ✓ Assist management in the execution of its current business model and new product development

   ✓ Assist management with its outstanding IP litigation cases and monetization strategy

2. **Overhaul corporate governance policies to benefit ALL Enzo shareholders**

3. **Re-evaluate the Company's related party transactions and implement policies to prevent conflicts of interest**

4. **Open-mindedly consider all strategic alternatives that could maximize shareholder value**

Our nominees have a wealth of experience in the life sciences and biotechnology industry, and with IP litigation matters, which is in stark contrast to Enzo's incumbent independent directors who have essentially no healthcare or IP litigation experience



- **LSV has nominated two highly-qualified and value-adding directors to the Company's current Board**

  — **In order to avoid a proxy contest, LSV offered an amicable resolution of one Board addition without a proxy fight, removal of any incumbent directors, or Enzo having to incur any additional corporate expenses**

- **Enzo immediately rejected LSV's proposed settlement offer**

  — Mr. Weiner informed Mr. Eberwein that Enzo had hired additional financial, legal, and PR advisors to prepare for a proxy contest and that the Company was "willing to spend as much money as needed in order to defend the incumbent directors"[1]

  — In Mr. Eberwein's previous conversations with Mr. Weiner regarding the possibility of having a shareholder vote to determine whether or not the Company should retain its classified Board, Mr. Weiner responded that "shareholders don't understand the benefits of a classified Board and that shareholders don't have enough information to make a fully informed decision"[2]

  — When Mr. Eberwein asked about Enzo's extremely poor ISS score, Mr. Weiner explained it was the result of the fact that "Enzo does not subscribe to or pay for ISS' services"[3]

- **Enzo's top 2 executive officers own approximately 6.6%[4] of the Company, but it appears they have almost full personal control**

- **We do not believe Enzo's actions make logical or financial sense**

  — Rather than adding even <u>one</u> highly-qualified director by expanding the Board from 5 to 6 members, the Company decided to potentially spend millions of dollars on financial advisors and lawyers to protect their "family-run/family-owned" company

    o Refusing LSV's settlement offer wastes capital that could have been used to create or return value to Enzo shareholders

- **Enzo's actions lead us to believe that the incumbent directors are more focused on keeping their respective directorships and entrenching themselves rather than growing shareholder value**

(1) Jeff Eberwein's discussion with Barry Weiner on November 25, 2015.
(2) Jeff Eberwein's discussion with Barry Weiner on October 14, 2015.
(3) Jeff Eberwein's discussion with Barry Weiner on October 14, 2015.
(4) Source: Enzo's Definitive Proxy Statement on Schedule 14A filed on December 10, 2015.



LONE STAR VALUE
M A N A G E M E N T

Enzo Shareholder Return Underperformed vs. Peers & Indices

LONE STAR VALUE MANAGEMENT

- **Over the last year, Enzo has compared itself to 3 different peer groups, raising serious questions about Enzo's peer group selection practices**

1. **Enzo's self-selected peer group for its 2014 Annual Meeting[(1)] consisted of 13 companies with market caps ranging from approximately $290mm to $20bn**
   - Enzo's market cap at the time was $208mm[(2)], below all of its self-selected proxy peers
   - We question why Enzo would choose to compare itself to large-cap companies that understandably grant higher compensation to their executives
2. **Enzo's self-selected proxy peer group for the Company's upcoming 2015 Annual Meeting[(3)], consists of 21 companies**
   - Only 4 companies were included in the new peer group that were included in the previous year's proxy statement
   - 9 new companies were cherry-picked from the ISS report for the 2014 Annual Meeting
   - 8 new companies were added to the self-selected peer group that had never been previously used by the Company
   - It is hard for us to see any logical and proper basis for this arbitrary choice or the need for a change in the peer group in the first place
3. **Yet again, as recently as December 10, 2015, Enzo once again changed its peer group in a presentation filed with the SEC[(4)] where a seemingly new, smaller, and worse performing group of companies was used as the Company's peer group**
   - ***Why did Enzo change and reduce the size of its peer group only 2 weeks after disclosing a different self-selected peer group in its preliminary proxy statement?***
   - *We believe the new peer groups seem chosen in order to mitigate the Company's underperformance versus its peers*

Despite Enzo's three different self-selected peer groups, it has underperformed each one

(1) Source: Enzo's Definitive Proxy Statement on Schedule 14A filed on November 26, 2014.
(2) Source: Bloomberg; Historical Price Data on November 26, 2014.
(3) Source: Enzo's Preliminary Proxy Statement on Schedule 14A filed on November 25, 2015.
(4) Source: Enzo's Additional Definitive Proxy Soliciting Materials on Schedule 14A filed on December 10, 2015.

Peer Group Average Returns[1]

Peer Group	Revenue ($ millions)	Market Cap ($ millions)	1-Yr Return	3-Yr Return	5-Yr Return	10-Yr Return
2014 Proxy Peer Group Average	$418.4	$4,428.8	13.8%	161.5%	195.7%	354.0%
2015 Proxy Peer Group Average	$117.9	$546.2	-2.6%	89.8%	86.6%	372.1%
December 2015 Proxy Contest Peer Group Average	$459.5	$1,135.1	19.0%	74.1%	136.5%	606.6%
ISS Peer Group	$115.8	$500.7	2.7%	140.6%	193.7%	454.5%
Enzo Biochem (ENZ)	$97.6	$209.6	0.2%	64.9%	3.4%	-66.6%

No matter which peer group you choose, Enzo has underperformed

(1) Source: Bloomberg; as of November 30, 2015.

LONE STAR VALUE
M A N A G E M E N T

- **Enzo's total stock price performance has underperformed its 2014 proxy peers by approximately 193% over the last 5 years**



Stock Price Performance: Enzo vs. 2014 Proxy Peer Group[1]

(1) Source: Enzo's Definitive Proxy Statement on Schedule 14A filed on November 26, 2014. Self-selected peers include: Affymetrix Inc. (AFFX US), Alkermes PLC (ALKS US), Cepheid Inc. (CPHD US), Cryolife Inc. (CRY US), Genomic Health Inc. (GHDX US), Incyte Corp. (INCY US), Isis Pharmaceuticals Inc. (ISIS US), Lexicon Pharmaceuticals (LXRX US), Meridian Bioscience Inc. (VIVO US), Myriad Genetics (MYGN US), PDL BioPharma Inc. (PDLI US), Progenics Pharmaceuticals (PGNX US), United Therapeutics Corp. (UTHR US).
(2) Chart source: Bloomberg; as of 11/30/2015.

Enzo vs. 2015 Amended Proxy Peers

LONE STAR VALUE MANAGEMENT

- **Enzo's total stock price performance has underperformed its 2015 proxy peers by approximately 73% over the last 5 years**



Stock Price Performance: Enzo vs. 2015 Proxy Peer Group(1)
Enzo
2015 Proxy Peer Group
Growth of $100
250
200
150
100
50
-
11/10
05/11
11/11
05/12
11/12
05/13
11/13
05/14
11/14
05/15
11/15

(1) Source: Amended 10-K/A filed on November 27, 2015. Self-selected peers include: Adamas Pharmaceuticals Inc. (ADMS US), Affymetrix Inc. (AFFX US), AMAG Pharmaceuticals Inc. (AMAG US), Array BioPharma Inc. (ARRY US), CTI BioPharma Inc (CTIC US), Fluidigm Corp. (FLDM US), Foundation Medicine Inc. (FMI US), Genomic Health Inc. (GHDX US), Harvard Bioscience Inc (HBIO US), Luminex Corp. (LMNX US), Meridian Bioscience Inc. (VIVO US), Momenta Pharmaceuticals Inc. (MNTA US), Nanostring Technologies Inc. (NSTG US), NeoGenomics Inc. (NEO US), Orasure Technologies Inc. (OSUR US), Pacific Biosciences of California (PACB US), Progenics Pharmaceutics (PGNX US), Repligen Corp (RGEN), Sequenom Inc. (SQNM US), Spectrum Pharmaceuticals Inc. (SPPI US), Vanda Pharmaceuticals Inc. (VNDA US).

(2) Chart source: Bloomberg; as of 11/30/2015.

Enzo vs. December 2015 Proxy Contest Peers

LONE STAR VALUE MANAGEMENT

- **Enzo's total stock price performance has underperformed its December 2015 Proxy Contest Peers by approximately 90% over the last 5 years**



Stock Price Performance: Enzo vs. December 2015 Proxy Contest Peer Group(1)
Enzo
December 2015 Proxy Contest Peer Group
Growth of $100
250
200
150
100
50
-
11/10
05/11
11/11
05/12
11/12
05/13
11/13
05/14
11/14
05/15
11/15

(1) Source: DEFA 14A filed on December 10, 2015. Self-selected peers include: Affymetrix Inc. (AFFX US), Bio-Techne Corp. (TECH US), CareDx Inc. (CDNA US), Exiqon A/S (EXG DC), Genomic Health Inc. (GHDX US), Harvard Bioscience Inc (HBIO US), Nanostring Technologies Inc. (NSTG US), Natera Inc. (NTRA US), NeoGenomics Inc. (NEO US), Sonic Healthcare Ltd. (SHL AU), Veracyte Inc. (VCYT US).
(2) Chart source: Bloomberg; as of 11/30/2015.

Enzo vs. ISS-Selected Peers

LONE STAR VALUE MANAGEMENT

- **Enzo's total stock price performance has underperformed its ISS peer group by approximately 207% over the last 5 years and has underperformed the Russell 3000 and MSCI Life Science Tools & Services Indices by approximately 72% and 114% respectively**

Stock Price Performance: Enzo vs. ISS Peer Group(1)



Enzo
ISS Peer Group
Russell 3000
MSCI Life Science Tools & Services Index
Growth of $100
450
400
350
300
250
200
150
100
50
-
11/10
05/11
11/11
05/12
11/12
05/13
11/13
05/14
11/14
05/15
11/15

(1) Source: Enzo's ISS peer group outlined in ISS report for 2014 annual meeting of shareholders: AMAG Pharmaceuticals Inc. (AMAG US), BioTelemetry Inc. (BEAT US), Harvard Bioscience Inc. (HBIO US), NeoGenomics Inc. (NEO US), SciClone Pharmaceuticals Inc. (SCLN US), Spectrum Pharmaceutics Inc. (SPPI US), Array BioPharma Inc. (ARRY US), Cryolife Inc. (CRY US), MiMedx Group Inc. (MDXG US), OraSure Technologies Inc. (OSUR US), Repligen Corp. (RGEN US), Sequenom Inc. (SWNM US). The MSCI Life Sciences Tools & Services and Russell 3000 Indices were used as benchmarks by ISS in its report for Enzo's 2014 annual meeting of shareholders.
(2) Chart source: Bloomberg; as of 11/30/2015.

Enzo vs. Peers: Stock Price Underperformance



LONE STAR VALUE
M A N A G E M E N T

- **Enzo's stock price has underperformed its self-selected and ISS peer groups over the past 1-,3-, 5-, and 10-year periods**

- **We believe this underperformance is a direct result of the Board and management team's failure to generate profitability for its shareholders, excessive corporate expenditures, poor corporate governance, and anti-shareholder policies**

Total Stock Price Performance[1]	1-Year	3-Year	5-Year	10-Year
Enzo's 2014 Proxy Peer Group	13.8%	161.5%	195.7%	354.0%
Enzo's 2015 Proxy Peer Group	-2.6%	89.8%	86.6%	292.6%
Enzo's Dec. 2015 Proxy Contest Peer Group	19.0%	74.1%	136.5%	606.6%
Enzo's ISS Peer Group	2.7%	140.6%	193.7%	454.5%
Russell 3000 Index	2.6%	56.1%	93.7%	107.6%
MSCI Life Science Tools & Services	7.0%	109.3%	130.2%	N/A
Enzo Biochem (ENZ)	**0.2%**	**64.9%**	**3.4%**	**-66.6%**

(1) See Appendix for details.



LONE STAR VALUE
MANAGEMENT

History of Poor Financial Performance

LONE STAR VALUE

- **Enzo's gross margin has fallen from 66% in fiscal year 2005 to only 44% in fiscal year 2015**


Gross Margin(1)
70%
65%
60%
55%
50%
45%
40%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

(1) Source: Bloomberg; as of 11/30/2015.



Enzo vs. Peers: Operating Margin

- **Enzo's profitability has been consistently negative over the past 10 years, and has significantly underperformed its peers**
  - We believe Enzo's underperformance is directly related to the Board and management team's inability to effectively control costs and generate profits

Median Operating Margin[1]	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	5-Yr Avg.	10-Yr Avg.
Enzo's 2014 Proxy Peer Group	-48%	-31%	-19%	-12%	-6%	2%	4%	0%	-4%	1%	1%	-11%
Enzo's 2015 Proxy Peer Group	-165%	-68%	-55%	-63%	-71%	-27%	-6%	-16%	-25%	-5%	-16%	-50%
Enzo's December 2015 Proxy Contest Group	15%	5%	9%	3%	-6%	0%	-1%	-4%	-4%	0%	-2%	2%
Enzo's ISS Peer Group	-44%	-20%	-22%	-23%	-13%	-27%	-11%	-12%	-5%	-3%	-12%	-18%
Enzo Biochem (ENZ)	**-24%**	**-51%**	**-40%**	**-19%**	**-26%**	**-23%**	**-13%**	**-39%**	**-20%**	**-11%**	**-21%**	**-26%**

(1) See Appendix for details.

LONE STAR VALUE
MANAGEMENT

- **Despite revenue growth since fiscal year 2005, Enzo has somehow failed to generate a profit in any given fiscal year since 2005, which we believe is at least partially due to excessive SG&A expenses**

    — In a meeting with Mr. Eberwein on September 19, 2013, Enzo's President, Barry Weiner, mentioned that the Company <u>"would be profitable within the next 12 months"</u>[1]

        o Profitability has yet to be achieved two years later

Cumulative 10-year Net Operating Losses of $168mm

$ millions	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Revenue[2]	$43.4	$39.8	$52.9	$77.8	$89.6	$97.1	$102.0	$103.1	$93.7	$96.0	$97.6
Net Income[3]	$3.0	$(15.7)	$(13.3)	$(10.7)	$(23.6)	$(22.2)	$(13.0)	$(39.3)	$(18.2)	$(10.0)[4]	$(2.3)[5]

(1) Jeff Eberwein's meeting with Barry Weiner on September 19, 2013.
(2) Source: Enzo's annual Form 10-K filings.
(3) Source: Enzo's annual Form 10-K filings.
(4) Adjusted FY2014 non-GAAP net income figure as reported in Enzo's Q4 2014 Earnings Press Release as adjusted for legal settlements and legal fees associated with settlements was $(11.2).
(5) Adjusted FY2015 non-GAAP net income figure as reported in Enzo's Q4 2015 Earnings Press Release as adjusted for legal settlements and legal fees associated with settlements was $(13.5).



(1) Adjusted FY2014 non-GAAP net income figure as reported in Enzo's Q4 2014 Earnings Press Release as adjusted for legal settlements and legal fees associated with settlements was $(11.2).
(2) Adjusted FY2015 non-GAAP net income figure as reported in Enzo's Q4 2015 Earnings Press Release as adjusted for legal settlements and legal fees associated with settlements was $(13.5).

Excessive Corporate Expenses (SG&A)



- **As revenue has more than doubled over the last 10 years, SG&A expenses have as well**

  — We believe this exemplifies management's inability to scale its operations and control costs

  — In addition, on the Company's recent Q1 2016 earnings call, Mr. Weiner stated that the Company is spending even more money on "expanding and enhancing our marketing and sales organization"[1]

- **Enzo does not disclose details of the Company's SG&A expenses in its public filings**

- **Enzo's lease expenses seem extraordinarily high to us**

  — Does the Company need to have an 11,300 square foot headquarters in a Madison Avenue office building?

  — The Company's subsidiary, Enzo Labs, has spent more than **$29m** in lease payments for its clinical labs facility (which is owned by the co-founders of the Company) – why didn't the Company just purchase the facility for $2.75m back in 1989?

- **Enzo was founded in 1976 and has been public since 1980, so it is well beyond the start-up phase**

- **We believe greater oversight of management is needed by Enzo's Board**

$ millions	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Revenue[2]	$43.4	$39.8	$52.9	$77.8	$89.6	$97.1	$102.0	$103.1	$93.7	$96.0	$97.6
Net Income[3]	$3.0	$(15.7)	$(13.3)	$(10.7)	$(23.6)	$(22.2)	$(13.0)	$(39.3)	$(18.2)	$(10.0)[6]	$(2.3)[7]
SG&A Expenses[4]	$19.8	$24.8	$25.4	$33.3	$41.3	$48.4	$45.2	$47.9	$43.7	$41.8	$41.1
SG&A as % of Revenue[5]	46%	62%	48%	43%	46%	50%	44%	47%	47%	44%	42%

(1) Enzo's President, Barry Weiner, on the Company's Q1 2016 earnings call on December 8, 2015.
(2) Source: Enzo's annual Form 10-K filings.
(3) Source: Enzo's annual Form 10-K filings.
(4) Source: Enzo's annual Form 10-K filings.
(5) Calculation = (SG&A Expenses$_{Year1}$ / Revenue$_{Year1}$)
(6) Adjusted FY2014 non-GAAP net income figure as reported in Enzo's Q4 2014 Earnings Press Release as adjusted for legal settlements and legal fees associated with settlements was $(11.2).
(7) Adjusted FY2015 non-GAAP net income figure as reported in Enzo's Q4 2015 Earnings Press Release as adjusted for legal settlements and legal fees associated with settlements was $(13.5).



LONE STAR VALUE
MANAGEMENT

Poor Corporate Governance, Shareholder Frustration,
& Related Party Transactions

Poor Corporate Governance Practices

LONE STAR VALUE MANAGEMENT

- **We believe Enzo's incumbent Board has entrenched themselves through severe limitations on shareholder rights**
  - Classified Board
    - In our view, the ability of shareholders to select directors each year is an important check on the performance of the Board and is critical in allowing shareholder input on the direction and state of the Company
  - Shareholders are prohibited from calling special meetings and effectively cannot act by written consent as such action must be unanimous (100%)
  - The Company has supermajority voting requirements
    - Certain provisions of the Company's Certificate of Incorporation may only be amended by a prohibitively high supermajority vote of 80% of the shares outstanding
    - Business combinations (mergers or acquisitions) may only be approved by a supermajority vote of two-thirds of the shares outstanding
- **These anti-shareholder provisions have caused ISS to assign Enzo the worst possible corporate governance "QuickScore" of 10 (on a scale of 1 to 10 where 1 indicates low risk and 10 maximum governance risk)**[1]
- **We also find it troubling that two members of the incumbent five-person Board are co-founders of the Company and the Company's two most senior executive officers, Dr. Elazar Rabbani and Barry Weiner (who also happen to be brothers-in-law)**
  - Compounding matters is the fact that Dr. Rabbani also serves as Chairman of the Board. Combining the Chairman and CEO roles is largely considered by governance experts to be a governance flaw because of the undue concentration of control and the inherent conflicts, which is only accentuated when only three of five directors are purportedly "independent"

(1) As reported in ISS Report for the Company's 2014 Annual Meeting of Shareholders.



Related Party Transactions – extremely troubling to LSVM

- **Enzo Labs, a subsidiary of the Company, leases a facility in Farmingdale, New York from Pari Management Corporation ("Pari"), which is owned equally by Dr. Elazar Rabbani, Barry Weiner (and his wife), and former officer and director Shahram Rabbani (who is also a co-founder and the CEO's brother)**
  - — These insiders purchased the Farmingdale property in December 1989 for $2.75 million, and shortly thereafter, Enzo Labs entered into a lease agreement with Pari beginning in fiscal year 1990
  - — Since fiscal year 1990, Enzo Labs has made lease payments to Pari in excess of **$29m** (see chart on following slide)
    - o This represents a total return on investment of 957% for the Rabbani brothers and Mr. Weiner
  - — Management considers the 43,000 square foot facility to be leased at "market rates" that are "subject to cost of living adjustments"
    - o **Our research indicates that the market rate for a triple net commercial lease in the Farmingdale, NY area is ~$25.25/sq.[1]; however, Enzo is currently paying ~$37.75/sq. foot for the facility, which reflects a 50% premium to the "market rate." Even if utilities are high given lab/R&D usage, utilities would not likely explain away this entire premium.**
    - o The average annual Cost of Living Adjustment during the same time period is 2.5%[2]; the average annual inflation rate (or CPI) during the same time period is 2.6%[3]
- **In 1989, Enzo had more than $27mm in cash,[4] contrary to Company claims that it could not afford to purchase the property, but the Company specifically chose not to purchase the facility for a mere $2.75mm**
  - — Since purchasing the facility the owners have increased rent by more than **4.6x**

The Company has claimed they did not have the capital to purchase the facility in December 1989; however, the Company did not hesitate to pay more than $7mm in renovation expenses for the facility in the following year[5] which benefited members of Enzo's management at the expense of Enzo's shareholders

(1) Source: Jones, Lang, Lasalle, Inc. and CoStar Realty Information, Inc. Based on general analysis of triple net leases within the area including the following considerations/estimates: (i) type of usage (Lab/R&D space rental = ~$21psf, Warehouse space rental ~$8.00, Office Space rental = ~$13-14psf given limited demand); (ii)current market (active on warehouse/flex side with less demand for office space); (iii) property taxes (assuming $2psf estimate); (iv) insurance (assuming $.25psf estimate); (v) Common Area Maintenance (assuming $.75psf estimate); and (vi) cleaning(assuming $1.25psf estimate). Separately metered utilities were not included as an accurate estimate requires further information.
(2) Source: The United States Social Security Administration.
(3) Source: The Bureau of Labor Statistics.
(4) Source: Enzo's Form 10-K filed on November 28, 1989.
(5) Source: Enzo's Form 10-K filed on November 14, 1990.

- **The chart below lists the lease payments made by Enzo Labs to Pari on an annual basis, as disclosed in the Company's annual proxy statement filings**

Fiscal Year	Lease Payment[1]	% increase in Rent	COLA[2]	Inflation Rate[3]
1990	$352,644		5.4%	5.4%
1991	$454,756	28.96%	3.7%	4.2%
1992	$482,000	5.99%	3.0%	3.0%
1993	$530,600	10.08%	2.6%	3.0%
1994	$687,367	29.55%	2.8%	2.6%
1995	$729,433	6.12%	2.6%	2.8%
1996	$771,372	5.75%	2.9%	3.0%
1997	$791,347	2.59%	2.1%	2.3%
1998	$924,000	16.76%	1.3%	1.6%
1999	$1,050,609	13.70%	2.5%	2.2%
2000	$1,017,000	-3.20%	3.5%	3.4%
2001	$1,055,000	3.74%	2.6%	2.8%
2002	$1,237,581	17.31%	1.4%	1.6%
2003	$1,302,000	5.21%	2.1%	2.3%
2004	$1,370,800	5.28%	2.7%	2.7%
2005	$1,375,283	0.33%	4.1%	3.4%
2006	$1,337,000	-2.78%	3.3%	3.2%
2007	$1,376,000	2.92%	2.3%	2.8%
2008	$1,395,000	1.38%	5.8%	3.8%
2009	$1,424,000	2.08%	0.0%	-0.4%
2010	$1,470,000	3.23%	0.0%	1.6%
2011	$1,509,000	2.65%	3.6%	3.2%
2012	$1,556,000	3.11%	1.7%	2.1%
2013	$1,605,000	3.15%	1.5%	1.5%
2014	$1,649,000	2.74%	1.7%	1.6%
2015	$1,623,000	-1.58%	0.0%	
Total	**$29,075,792**	**460.2%**		
Average	**$1,118,300**	**6.6%**	**2.51%**	**2.63%**

(1) Source: Enzo's annual proxy statement filings.
(2) Source: The United States Social Security Administration.
(3) Source: The Bureau of Labor Statistics.



We Believe Enzo's Nominees Lack Relevant Experience and Question Dov Perlysky's Membership on the Board

LONE STAR VALUE MANAGEMENT

- **Gregory M. Bortz – Independent Director**
  - Financial background in investment banking and private equity; director since January 2010; **no healthcare or IP litigation experience**
  - **Mr. Bortz has no public board experience other than Enzo**
- **Dov Perlysky – Independent Director**
  - Financial background; has served on multiple boards of small, "penny stock" companies; Perlysky is also the son-in-law of one of Enzo's largest shareholders, Rosalind Davidowitz; director since September 2012; **little healthcare experience and no IP litigation experience**
  - Healthcare experience is limited to serving as a director for a $20mm market cap company in Puerto Rico that provides "consulting services to pharmaceutical, biotech, and chemical manufacturing companies"
  - Mr. Perlysky sold 416,589 shares of Enzo on January 1, 2015
  - Of the 5 boards that Mr. Perlysky currently serves on, he has family ties to 3 of the companies
  - Mr. Perlysky's family has been indicted on many securities violations
  - Father-in-law, J. Morton Davis, was the head of D.H. Blair (a now defunct brokerage firm that ceased operations under the weight of an impending FBI and SEC investigation) and was subject to various financial-related controversies (i.e. stock dumping). Forbes magazine referred to J. Morton Davis as a "controversial figure"
    - J. Morton Davis is the husband of Rosalind Davidowitz
  - **D.H. Blair also served as the lead underwriter for Enzo's IPO in 1980**
  - Given the 35+ year relationship between Mr. Perlysky's and his family and Enzo's senior management team, we question whether Mr. Perlysky is truly independent (see next slide)



- **Dov Perlysky and his family have a long, intertwined history with Enzo. <u>How "independent" is Mr. Perlysky?</u>**

  — In addition, he has a history of serving on extremely poorly performing "penny stock" boards

<u>D.H. Blair</u>
Lead underwriter of Enzo's IPO in 1980

<u>J. Morton Davis ("Morty")</u>
*Founder of D.H. Blair; **<u>indicted on 173 counts of securities fraud</u>**; beneficially owns shares of Enzo through his wife*

<u>Rosalind Davidowitz</u>
Wife of J. Morton Davis; 7.7% shareholder in Enzo (more than any NEO)

<u>Alan Stahler</u>
*Vice Chairman of D.H. Blair; Son-in-law of J. Morton Davis; **<u>pled guilty to multiple counts of securities fraud</u>***

<u>Kalman Renov</u>
*Vice Chairman of D.H. Blair; Son-in-law of J. Morton Davis; **<u>pled guilty to multiple counts of securities fraud</u>***

<u>Laya D. Perlysky</u>
Daughter of J. Morton Davis and Rosalind Davidowitz; wife of Dov Perlysky

<u>Dov Perlysky</u>
Husband of Laya Perlysky and son-in-law of J. Morton Davis



Incumbent Directors Inadequate Public Board Experience & Abysmal Track Record

LONE STAR VALUE MANAGEMENT

- **The tables below show Enzo's three "independent" directors' external public board experience and lack of credibility:**

Dov Perlysky	Ticker	Market Cap ($mm)	Return During Tenure	Filing Compliance
Pharma-Bio Serv, Inc.	PBSV	$20.76	-28%	Yes
News Communications, Inc. (1)	NWCM	N/A	N/A	No
Oak Tree Educational Partners, Inc.(2)	OTED	N/A	N/A	No
Engex, Inc.	EXGI	$8.30	-82%	Yes
Highlands Bancorp, Inc.(3)	HSBK	$14.31	-11%	No

Greg Bortz	Ticker	Market Cap ($mm)	Return During Tenure	Filing Compliance
None	–	–	–	–

Dr. Bernard Kasten	Ticker	Market Cap ($mm)	Return During Tenure	Filing Compliance
SIGA Technologies, Inc.	SIGAQ	$29.76	-6%	Yes
GeneLink, Inc.(4)	GNLKQ	$0.21	-99%	No
Cleveland BioLabs, Inc.	CBLI	$41.21	-90%	Yes

(1) News Communications, Inc. has not made a filing with the SEC since 2006; last trade of $76.00/share on May 6, 2015.
(2) Oak Tree Educational Partners, Inc. has not made a filing with the SEC since 2011; data based off of last trade of $0.51/share on September 10, 2013.
(3) Highlands Bancorp, Inc. has not made a filing with the SEC since 2012.
(4) Notice of termination of Registration provided by the SEC in early 2015.

Dov Perlysky's Abysmal Track Record

- **Engex has <u>declined -82%</u> since Mr. Perlysky joined its board**



Engex, Inc. (EXGI)[1]

(1) Chart source: Bloomberg; as of 11/30/2015; Mr. Perlysky's tenure spans from 01/18/2000 to present.

- **Pharma-Bio Serv has <u>declined -28%</u> since Mr. Perlysky joined its board**



Pharma-Bio Serv, Inc. (PBSV)[1]

(1) Chart source: Bloomberg; as of 11/30/2015; Mr. Perlysky's tenure spans from 12/04/2006 to present.

LONE STAR VALUE
M A N A G E M E N T

- **Oak Tree Education Partners stock has <u>declined -80%</u> since Mr. Perlysky joined its board**

Oak Tree Educational Partners, Inc. (OTED)[1]



THIS MICROCAP "PENNY STOCK" HAS NOT TRADED SINCE SEPTEMBER 2013:

(1) Chart source: Bloomberg; as of 11/30/2015; Mr. Perlysky's tenure spans from 1/22/2010 to present.

LONE STAR VALUE
M A N A G E M E N T

- **Highlands Bancorp has <u>declined -11%</u> since Mr. Perlysky joined its board**



Highlands Bancorp, Inc. (HSBK)[1]

(1) Chart source: Bloomberg; as of 11/30/2015; Mr. Perlysky's tenure spans from 12/05/2007 to present.



LONE STAR VALUE
M A N A G E M E N T

- **News Communications is the only publicly traded company that has increased in share price since Mr. Perlysky joined its board**

HOWEVER, THIS MICROCAP "PENNY STOCK" APPEARS TO HAVE TRADED ON ONLY 28[1] DAYS SINCE 2007 AND HAS NOT TRADED SINCE MAY 2015:

News Communications, Inc. (NWCM)[2]

(1) Source: Bloomberg; Historical Pricing Data.
(2) Chart source: Bloomberg; as of 11/30/2015; Mr. Perlysky's tenure began in 2007.

- **GeneLink has <u>declined -99%</u> since Dr. Kasten joined its board**



GeneLink, Inc. (GNLKQ)[1]

GENELINK HAS FILED FOR BANKRUPTCY:

(1) Chart source: Bloomberg; as of 11/30/2015; Mr. Kasten's tenure spans from 02/28/2007 to present.



LONE STAR VALUE
M A N A G E M E N T

- Cleveland BioLabs **declined -90%** during Dr. Kasten's tenure on its board

Cleveland BioLabs, Inc. (CBLI)[1]

(1) Chart source: Bloomberg; Mr. Kasten's tenure spans from 07/31/2006 to 06/14/2013.

LONE STAR VALUE
M A N A G E M E N T

- **Siga Technologies <u>declined -6%</u> during Dr. Kasten's tenure on its board**

Siga Technologies, Inc. (SIGAQ)[1]

SIGA TECHNOLOGIES HAS SINCE FILED FOR BANKRUPTCY:



(1) Chart source: Bloomberg; Mr. Kasten's tenure spans from 05/29/2003 to 04/03/2006.



Lone Star Value Nominees: Relevant Experience and Qualifications

LONE STAR VALUE
M A N A G E M E N T

- **Angelis and Climaco bring a range of highly relevant experience, complementary skills, and deep knowledge in healthcare and finance, including expertise in: Healthcare, IP Litigation, Public Board Experience, Cost Control, Restructuring/Turnaround, and M&A**

Lone Star Value Nominee	Healthcare	IP Litigation	Public Board	Restructuring Turnaround	M&A
Dimitrios Angelis	✓	✓	✓	✓	✓
John Climaco	✓	✓	✓	✓	✓

Incumbent Nominee	Healthcare	IP Litigation	Public Board	Restructuring Turnaround	M&A
Gregory M. Bortz			✓		✓
Dov Perlysky	✓		✓		



Angelis and Climaco: Truly Independent Nominees

LONE STAR VALUE MANAGEMENT

- **Enzo uses the criteria listed below to determine if a nominee is independent, and both of LSV's nominees qualify as independent by Enzo's standards (NYSE criteria to be an Independent Director)**

Enzo's Independent Director Criteria	Dimitrios Angelis	John Climaco
No immediate family member of the Director was an executive officer of the Company	✓	✓
No Director was affiliated with or employed by a present or former internal or external auditor of the Company	✓	✓
No immediate family member of a Director was affiliated with or employed in a professional capacity by a present or former internal or external auditor of the Company	✓	✓
Neither the Director, or an immediate family member of the Director, received more than $120,000 per year in direct compensation from the Company, other than Director and Committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service)	✓	✓
Neither the Director, or an immediate family member of the Director, was employed as an executive officer of another company where any of the Company's executives served on that company's compensation committee of the board of Directors	✓	✓
The Director has not been an executive officer or employee, or an immediate family member of the Director has not been an executive officer, of another company that made payments to, or received payments from, the Company for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million or two percent (2%) of such other company's consolidated gross revenues	✓	✓
Neither the Director, or an immediate family member of the Director, was an executive officer of another company that was indebted to the Company, or to which the Company was indebted, where the total amount of either company's indebtedness to the other was five percent (5%) or more of the total consolidated assets of the Company he or she served as an executive officer	✓	✓
Neither the Director, or an immediate family member of the Director, was an officer, Director or trustee of a charitable organization where the Company's annual discretionary charitable contributions to the charitable organization exceeded the greater of $1 million or two percent (2%) of that organization's consolidated gross revenues	✓	✓

LONE STAR VALUE
MANAGEMENT

Dimitrios J. Angelis – Accomplished Executive



- We believe Mr. Angelis' healthcare, technology, and turnaround experience will make him a valuable addition to the Board

- Mr. Angelis currently serves as **Executive Counsel at Life Sciences Law Group**, which provides daily legal counseling for biotech, medical device, and pharmaceutical companies

- Mr. Angelis currently serves as a director of Digirad (DRAD), a medical imaging company, since July 2015, and AMERI Holdings (AMRH), a technology management solutions company, since June 2015

- From December 2012 to August 2015, Mr. Angelis served as a director of On Track Innovations Ltd. (OTIV), a pioneer of cashless payment technology

  — From December 2013 to August 2015, Mr. Angelis served as the CEO of OTI America Inc., the U.S. based subsidiary of On Track Innovations

- From October 2012 until December 2013, Mr. Angelis served as the General Counsel of Wockhardt Inc., a biologics and pharmaceutical company

- From October 2008 to October 2012, Mr. Angelis served as senior counsel at Dr. Reddy's Laboratories, Ltd. (RDY), a pharmaceutical company; won the Chairman's Award for Individual Excellence in 2012

- During 2008 he was the Chief Legal Officer and Corporate Secretary of Osteotech, Inc. (formerly: OSTE), a medical device company, with responsibility for managing the patent portfolio of roughly 42 patents

- He previously worked in the pharmaceutical industry in various corporate, strategic, and legal roles, and held positions with McKinsey & Company, Merrill Lynch, and the Japanese government

- He began his legal career as a transactional associate with law firm Mayer Brown

- Mr. Angelis holds a B.A. in Philosophy and English from Boston College, an M.A. in Behavioral Science from California State University and Juris Doctor from New York University School of Law





Nominee Biography: John M. Climaco, Esq.

LONE STAR VALUE MANAGEMENT

John M. Climaco, Executive Vice President of Perma-Fix Medical S.A.

- We believe Mr. Climaco's significant executive and public board experience, coupled with his vast healthcare and biotech experience will instantly add value and knowledge to the Enzo Board
- Since June 2015, Mr. Climaco has served as the Executive Vice President of Perma-Fix Medical S.A., a Polish company involved in the research, development, and manufacturing of medical radioisotopes
- Mr. Climaco is an attorney and an executive with a distinctive record of business successes and 15 years of experience managing business operations and strategies in both public and private companies
- Since December 2012, Mr. Climaco has served as a director of Digirad (DRAD), where he is the Chairman of the Strategic Advisory Committee and a member of the Audit and Compensation Committees
- Since October 2013, Mr. Climaco has also served as a director of Perma-Fix Environmental Solutions, Inc. (PESI), an environmental solutions business
- Previously, he served as a director of PDI, Inc. (PDII), an outsourced sales and marketing company, from December 2013 until October 2014, and InfuSystem Holdings Inc. (INFU), a medical device and services company, from April 2012 to April 2013
- From 2003 to 2012, Mr. Climaco served as the President, Chief Executive Officer and as a director of Axial Biotech, Inc., a venture-backed molecular diagnostics and clinical laboratory company he co-founded specializing in the genetics of spine disorders
- From 1997 to 2003, Mr. Climaco practiced law with the firm Fabian & Clendenin, where he specialized in corporate and tax legal strategies
- Mr. Climaco holds a BA in Philosophy, cum laude, from Middlebury College and a Juris Doctorate from the University of California, Hastings College of Law

John M. Climaco — A Turnaround and Restructuring Expert



- **Mr. Climaco has years of experience advising companies in difficult financial situations**

- **Mr. Climaco specializes in restructuring and turnaround management for financially challenged companies**

- **Mr. Climaco has been specifically brought in by multiple companies to help them prepare for, or avoid filing for, bankruptcy, in addition to serving as advisor throughout the bankruptcy process**

- **For example, within 30 days of joining Essex Rental's Board, the Company defaulted on a $130mm loan; Mr. Climaco has since helped the Company avoid bankruptcy**

- **In addition, Mr. Climaco was appointed to the Board of Alco Stores for the sole purpose of his advisory services throughout the restructuring process**



Conclusion

Conclusion



LONE STAR VALUE
M A N A G E M E N T

- **We do not believe Enzo's incumbent Board will take the necessary steps to enhance shareholder value or shareholder rights**

  — Enzo's incumbent Board has demonstrated unwillingness or inability to improve shareholder value or its poor corporate governance practices, including by refusing to engage with us on enhancing the Board even with the addition of only one shareholder representative

    o The Board informed Lone Star Value that it would spare no expense in order to protect the incumbents

  — The Company's related party transactions continue to create apparent conflicts of interests and the incumbent Board has overseen this situation for many years

  — We fear that the Board and management team will continue to run Enzo as a "lifestyle" company and spend unnecessary amounts of money that should be used to grow shareholder value

- **The incumbent Board has destroyed shareholder value through its high corporate expenses, refusal to cut costs, and constant underperformance**

  — 10 years of unprofitability is unacceptable and history seems to indicate the Board and management team lack a sense of urgency to improve profitability

  — Enzo's stock price and operating performance have significantly underperformed all relevant peer groups

  — Despite continued promises of improvement, the Board and management team have failed to generate profitability or positive cash flow

<u>LONE STAR VALUE HAS A BETTER PLAN AND BETTER CANDIDATES</u>

- **We believe our Nominees will represent an immediate and significant improvement to the Board by replacing two incumbent directors who have failed to create shareholder value during their tenure**

  — Our two nominees are both highly-qualified individuals who have backgrounds in public healthcare and IP litigation

  — Both nominees have impressive track records turning companies around and increasing shareholder value

- **We plan to leverage both of our candidates' knowledge and expertise to significantly improve Enzo's financial and operating performance and its corporate governance**

APPENDIX



LONE STAR VALUE
MANAGEMENT



Stock Price Underperformance vs. Enzo's 2014 Proxy Peers

LONE STAR VALUE MANAGEMENT

		Total Shareholder Return (1)			
		1-Yr	**3-Yr**	**5-Yr**	**10-Yr**
AFFYMETRIX INC	AFFX	3.7%	184.4%	127.6%	-80.8%
ALKERMES PLC	ALKS	33.3%	279.9%	600.0%	303.5%
CEPHEID INC	CPHD	-34.7%	10.9%	82.5%	227.0%
CRYOLIFE INC	CRY	8.8%	90.4%	101.4%	198.9%
GENOMIC HEALTH INC	GHDX	-8.8%	9.6%	64.3%	228.9%
INCYTE CORP	INCY	51.2%	549.1%	687.3%	1954.7%
ISIS PHARMACEUTICALS INC	ISIS	17.9%	563.5%	547.0%	1103.9%
LEXICON PHARMACEUTICALS INC	LXRX	92.7%	14.3%	43.5%	-48.0%
MERIDIAN BIOSCIENCE INC	VIVO	24.3%	10.1%	7.1%	118.0%
MYRIAD GENETICS INC	MYGN	29.7%	51.5%	102.0%	374.9%
PDL BIOPHARMA INC	PDLI	-49.8%	-39.4%	-2.1%	-31.4%
PROGENICS PHARMACEUTICALS	PGNX	-3.4%	184.7%	41.5%	-74.6%
UNITED THERAPEUTICS CORP	UTHR	15.1%	190.4%	142.5%	327.4%
	Average	**13.8%**	**161.5%**	**195.7%**	**354.0%**
S&P 500 INDEX	SPX	2.7%	56.4%	95.9%	105.7%
RUSSELL 2000 INDEX	RTY	3.5%	51.8%	76.4%	102.1%
NASDAQ COMPOSITE INDEX	CCMP	8.0%	76.8%	118.1%	156.5%
ENZO BIOCHEM INC	**ENZ**	**0.2%**	**64.9%**	**3.4%**	**-66.6%**

(1) Source = Bloomberg; as of 11/30/2015.



Stock Price Underperformance vs. Enzo's 2015 Proxy Peers

LONE STAR VALUE MANAGEMENT

		Total Shareholder Return [1]			
		1-Yr	3-Yr	5-Yr	10-Yr
ADAMAS PHARMACEUTICALS INC	ADMS	8.7%			
AFFYMETRIX INC	AFFX	3.7%	184.4%	127.6%	-80.8%
AMAG PHARMACEUTICALS INC	AMAG	-28.4%	77.1%	69.7%	152.6%
ARRAY BIOPHARMA INC	ARRY	-1.7%	1.3%	23.4%	-41.1%
CTI BIOPHARMA CORP	CTIC	-43.8%	-10.9%	-89.5%	-100.0%
FLUIDIGM CORP	FLDM	-63.1%	-20.2%		
FOUNDATION MEDICINE INC	FMI	-28.0%			
GENOMIC HEALTH INC	GHDX	-8.8%	9.6%	64.3%	228.9%
HARVARD BIOSCIENCE INC	HBIO	-35.6%	5.9%	6.4%	8.3%
LUMINEX CORP	LMNX	16.3%	25.0%	27.1%	105.3%
MERIDIAN BIOSCIENCE INC	VIVO	24.3%	10.1%	7.1%	118.0%
MOMENTA PHARMACEUTICALS INC	MNTA	52.3%	66.9%	17.1%	-19.2%
NANOSTRING TECHNOLOGIES INC	NSTG	2.2%			
NEOGENOMICS INC	NEO	88.0%	180.6%	527.6%	3271.8%
ORASURE TECHNOLOGIES INC	OSUR	-30.6%	-18.8%	19.0%	-53.9%
PACIFIC BIOSCIENCES OF CALIF	PACB	51.3%	508.9%	-18.8%	
PROGENICS PHARMACEUTICALS	PGNX	-3.4%	184.7%	41.5%	-74.6%
REPLIGEN CORP	RGEN	24.3%	340.8%	664.2%	860.5%
SEQUENOM INC	SQNM	-40.7%	-63.4%	-74.1%	-33.3%
SPECTRUM PHARMACEUTICALS INC	SPPI	-16.8%	-48.7%	36.6%	46.8%
VANDA PHARMACEUTICALS INC	VNDA	-24.3%	183.3%	22.3%	
	Average	**-2.6%**	**89.8%**	**86.6%**	**292.6%**
S&P 500 INDEX	SPX	2.7%	56.4%	95.9%	105.7%
RUSSELL 2000 INDEX	RTY	3.5%	51.8%	76.4%	102.1%
NASDAQ COMPOSITE INDEX	CCMP	8.0%	76.8%	118.1%	156.5%
ENZO BIOCHEM INC	**ENZ**	**0.2%**	**64.9%**	**3.4%**	**-66.6%**

(1) Source = Bloomberg; as of 11/30/2015.



Stock Price Underperformance vs. Enzo's ISS Peers

LONE STAR VALUE MANAGEMENT

		Total Shareholder Return (1)			
		1-Yr	3-Yr	5-Yr	10-Yr
AMAG PHARMACEUTICALS INC	AMAG	-28.4%	77.1%	69.7%	152.6%
BIOTELEMETRY INC	BEAT	27.8%	481.1%	212.1%	
HARVARD BIOSCIENCE INC	HBIO	-35.6%	5.9%	6.4%	8.3%
NEOGENOMICS INC	NEO	88.0%	180.6%	527.6%	3271.8%
PACIFIC BIOSCIENCES OF CALIF	PACB	51.3%	508.9%	-18.8%	
SCICLONE PHARMACEUTICALS INC	SCLN	8.0%	109.4%	145.2%	133.9%
SPECTRUM PHARMACEUTICALS INC	SPPI	-16.8%	-48.7%	36.6%	46.8%
ARRAY BIOPHARMA INC	ARRY	-1.7%	1.3%	23.4%	-41.1%
CRYOLIFE INC	CRY	8.8%	90.4%	101.4%	198.9%
MIMEDX GROUP INC	MDXG	-19.0%	163.5%	805.1%	
ORASURE TECHNOLOGIES INC	OSUR	-30.6%	-18.8%	19.0%	-53.9%
REPLIGEN CORP	RGEN	24.3%	340.8%	664.2%	860.5%
SEQUENOM INC	SQNM	-40.7%	-63.4%	-74.1%	-33.3%
	Average	**2.7%**	**140.6%**	**193.7%**	**454.5%**
S&P 500 INDEX	SPX	2.7%	56.4%	95.9%	105.7%
RUSSELL 2000 INDEX	RTY	3.5%	51.8%	76.4%	102.1%
NASDAQ COMPOSITE INDEX	CCMP	8.0%	76.8%	118.1%	156.5%
ENZO BIOCHEM INC	**ENZ**	**0.2%**	**64.9%**	**3.4%**	**-66.6%**

(1) Source = Bloomberg; as of 11/30/2015.



Stock Price Underperformance vs. Enzo's December 2015 Proxy Contest Peers

LONE STAR VALUE MANAGEMENT

		Total Shareholder Return (1)			
		1-Yr	**3-Yr**	**5-Yr**	**10-Yr**
GENOMIC HEALTH INC	GHDX	-8.8%	9.6%	64.3%	228.9%
NEOGENOMICS INC	NEO	88.0%	180.6%	527.6%	3271.8%
SONIC HEALTHCARE LTD	SHL	21.7%	74.1%	121.8%	126.5%
NATERA INC	NTRA				
VERACYTE INC	VCYT	10.3%			
AFFYMETRIX INC	AFFX	3.7%	184.4%	127.6%	-80.8%
NANOSTRING TECHNOLOGIES INC	NSTG	2.2%			
EXIQON A/S	EXQ	115.0%	29.9%	43.8%	
HARVARD BIOSCIENCE INC	HBIO	-35.6%	5.9%	6.4%	8.3%
BIO-TECHNE CORP	TECH	0.9%	34.3%	63.7%	84.8%
CAREDX INC	CDNA	-7.6%			
	Average	**19.0%**	**74.1%**	**136.5%**	**606.6%**
S&P 500 INDEX	SPX	2.7%	56.4%	95.9%	105.7%
RUSSELL 2000 INDEX	RTY	3.5%	51.8%	76.4%	102.1%
NASDAQ COMPOSITE INDEX	CCMP	8.0%	76.8%	118.1%	156.5%
ENZO BIOCHEM INC	**ENZ**	**0.2%**	**64.9%**	**3.4%**	**-66.6%**

(1) Source = Bloomberg; as of 11/30/2015.

Operating Underperformance vs. Enzo's 2014 Proxy Peers



		Operating Margin[1]											
		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	5-Yr Average	10-Yr Average
AFFYMETRIX INC	AFFX	18%	-1%	6%	11%	-10%	-2%	-6%	-13%	-4%	1%	-5%	0%
ALKERMES PLC	ALKS	-80%	8%	5%	6%	41%	-24%	-24%	-23%	6%	-14%	-16%	-10%
CEPHEID INC	CPHD	-16%	-31%	-19%	-15%	-14%	-3%	1%	-6%	-4%	-7%	-4%	-11%
CRYOLIFE INC	CRY	-29%	-1%	9%	13%	13%	8%	10%	10%	10%	6%	9%	5%
GENOMIC HEALTH INC	GHDX	-622%	-106%	-46%	-16%	-6%	2%	4%	4%	-5%	-9%	-1%	-80%
INCYTE CORP	INCY	-1285%	-268%	-248%	-4065%	-1509%	8%	-152%	0%	-5%	-1%	-30%	-752%
ISIS PHARMACEUTICALS INC	ISIS	-125%	-280%	-56%	-12%	-23%	-45%	-72%	-68%	-35%	-22%	-48%	-74%
LEXICON PHARMACEUTICALS INC	LXRX	-48%	-76%	-150%	-299%	-841%	-1950%	-6171%	-9955%	-4607%	-439%	-4625%	-2454%
MERIDIAN BIOSCIENCE INC	VIVO	22%	25%	28%	32%	33%	29%	25%	28%	30%	28%	28%	28%
MYRIAD GENETICS INC	MYGN	-49%	-40%	-30%	28%	39%	37%	39%	36%	37%	35%	37%	13%
PDL BIOPHARMA INC	PDLI	-12%	-5%	82%	82%	93%	61%	95%	93%	93%	94%	87%	68%
PROGENICS PHARMACEUTICALS	PGNX	-734%	-42%	-68%	-75%	-66%	-879%	12%	-253%	-547%	8%	-332%	-264%
UNITED THERAPEUTICS CORP	UTHR	37%	18%	3%	-29%	7%	29%	43%	46%	26%	42%	37%	22%
Proxy Peer Group	**Median**	**-48%**	**-31%**	**-19%**	**-12%**	**-6%**	**2%**	**4%**	**0%**	**-4%**	**1%**	**1%**	**-11%**
ENZO BIOCHEM INC	**ENZ**	**-24%**	**-51%**	**-40%**	**-19%**	**-26%**	**-23%**	**-13%**	**-39%**	**-20%**	**-11%**	**-21%**	**-26%**

(1) Source = Bloomberg; as of 11/30/2015.



Operating Underperformance vs. Enzo's 2015 Proxy Peers

LONE STAR VALUE MANAGEMENT

		Operating Margin[(1)]											
		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	5-Yr Average	10-Yr Average
ADAMAS PHARMACEUTICALS INC	ADMS								53%	80%	33%	56%	56%
AFFYMETRIX INC	AFFX	18%	-1%	6%	11%	-10%	-2%	-6%	-13%	-4%	1%	-5%	0%
AMAG PHARMACEUTICALS INC	AMAG	-537%	-1006%	-1661%	-4108%	-570%	-125%	-130%	-20%	-14%	-3%	-59%	-818%
ARRAY BIOPHARMA INC	ARRY	-54%	-93%	-160%	-342%	-410%	-119%	-51%	-13%	-57%	-180%	-84%	-148%
CTI BIOPHARMA CORP	CTIC	-722%	-122511%	-85173%	-758%	-101949%	-23434%			-120%	-144%	-7899%	-41851%
FLUIDIGM CORP	FLDM	-215%	-339%	-323%	-193%	-71%	-43%	-43%	-35%	-26%	-45%	-38%	-133%
FOUNDATION MEDICINE INC	FMI							-767%	-206%	-144%	-87%	-301%	-301%
GENOMIC HEALTH INC	GHDX	-622%	-106%	-46%	-16%	-6%	2%	4%	4%	-5%	-9%	-1%	-80%
HARVARD BIOSCIENCE INC	HBIO	12%	11%	11%	11%	9%	9%	6%	7%	1%	6%	6%	9%
LUMINEX CORP	LMNX	-8%	-1%	-23%	3%	6%	8%	13%	11%	2%	12%	9%	2%
MERIDIAN BIOSCIENCE INC	VIVO	22%	25%	28%	32%	33%	29%	25%	28%	30%	28%	28%	28%
MOMENTA PHARMACEUTICALS INC	MNTA	-190%	-371%	-355%	-448%	-317%	31%	63%	-94%	-309%	-190%	-100%	-218%
NANOSTRING TECHNOLOGIES INC	NSTG				-544%	-118%	-111%	-59%	-72%	-91%	-97%	-86%	-156%
NEOGENOMICS INC	NEO		2%	-27%	-4%	-6%	-9%	-1%	2%	5%	3%	0%	-4%
ORASURE TECHNOLOGIES INC	OSUR	11%	8%	-1%	-23%	-11%	-4%	-11%	-19%	-12%	-5%	-10%	-7%
PACIFIC BIOSCIENCES OF CALIF	PACB	-777%	-581%	-1081%	-4973%	-65237%	-8377%	-324%	-363%	-275%	-104%	-1889%	-8209%
PROGENICS PHARMACEUTICALS	PGNX	-734%	-42%	-68%	-75%	-66%	-879%	12%	-253%	-547%	8%	-332%	-264%
REPLIGEN CORP	RGEN	-44%	-9%	-13%	-22%	13%	-27%	-1%	18%	34%	17%	8%	-4%
SEQUENOM INC	SQNM	-140%	-68%	-55%	-90%	-187%	-255%	-133%	-126%	-86%	-24%	-125%	-116%
SPECTRUM PHARMACEUTICALS INC	SPPI	-3453%	-456%	-485%	-50%	-75%	-71%	29%	30%	-25%	-17%	-11%	-457%
VANDA PHARMACEUTICALS INC	VNDA					-790%	25%	-34%	-86%	-63%	40%	-24%	-151%
Amended Peer Group	**Median**	**-165%**	**-68%**	**-55%**	**-63%**	**-71%**	**-27%**	**-6%**	**-16%**	**-25%**	**-5%**	**-16%**	**-50%**
ENZO BIOCHEM INC	**ENZ**	**-24%**	**-51%**	**-40%**	**-19%**	**-26%**	**-23%**	**-13%**	**-39%**	**-20%**	**-11%**	**-21%**	**-26%**

(1) Source = Bloomberg; as of 11/30/2015.



Operating Underperformance vs. Enzo's 2015 Proxy Peers

LONE STAR VALUE
MANAGEMENT

		Operating Margin[1]											
		2005	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**5-Yr Average**	**10-Yr Average**
GENOMIC HEALTH INC	GHDX	-622%	-106%	-46%	-16%	-6%	2%	4%	4%	-5%	-9%	-1%	-80%
NEOGENOMICS INC	NEO				-4%	-6%	-9%	-1%	2%	5%	3%	0%	-1%
SONIC HEALTHCARE LTD	SHL	18%	18%	17%	15%	11%	15%	15%	15%	15%	15%	15%	15%
NATERA INC	NTRA									-46%	0%	-23%	-23%
VERACYTE INC	VCYT							-577%	-163%	-106%	-76%	-230%	-230%
AFFYMETRIX INC	AFFX	18%	-1%	6%	11%	-10%	-2%	-6%	-13%	-4%	1%	-5%	0%
NANOSTRING TECHNOLOGIES INC	NSTG				-544%	-118%	-111%	-59%	-72%	-91%	-97%	-86%	-156%
EXIQON A/S	EXQ	-125%	-59%	-152%	-95%	-180%	-43%	-13%	-10%	-7%	-2%	-15%	-69%
HARVARD BIOSCIENCE INC	HBIO	12%	11%	11%	11%	9%	9%	6%	7%	1%	6%	6%	9%
BIO-TECHNE CORP	TECH	55%	54%	56%	56%	57%	58%	56%	53%	51%	45%	53%	54%
CAREDX INC	CDNA								-11%	-4%	0%	-5%	-5%
Amended Peer Group	**Average**	**-107%**	**-14%**	**-18%**	**-71%**	**-30%**	**-10%**	**-64%**	**-19%**	**-17%**	**-10%**	**-24%**	**-36%**
Amended Peer Group	**Median**	**15%**	**5%**	**9%**	**3%**	**-6%**	**0%**	**-1%**	**-4%**	**-4%**	**0%**	**-2%**	**2%**
ENZO BIOCHEM INC	**ENZ**	**-24%**	**-51%**	**-40%**	**-19%**	**-26%**	**-23%**	**-13%**	**-39%**	**-20%**	**-11%**	**-21%**	**-26%**

(1) Source = Bloomberg; as of 11/30/2015.



Operating Underperformance vs. Enzo's ISS Peers

LONE STAR VALUE MANAGEMENT

Operating Margin vs. ISS Peer Group [1]

		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	5-Yr Average	10-yr Average
AMAG PHARMACEUTICALS INC	AMAG	-537%	-1006%	-1661%	-4108%	-570%	-125%	-130%	-20%	-14%	-3%	-59%	-818%
BIOTELEMETRY INC	BEAT		-13%	0%	12%	-15%	-16%	-52%	-12%	-5%	-3%	-18%	-11%
HARVARD BIOSCIENCE INC	HBIO	12%	11%	11%	11%	9%	9%	6%	7%	1%	6%	6%	9%
NEOGENOMICS INC	NEO				-4%	-6%	-9%	-1%	2%	5%	3%	0%	-1%
PACIFIC BIOSCIENCES OF CALIF	PACB				-4973%	-65237%	-8377%	-324%	-363%	-275%	-104%	-1889%	-11379%
SCICLONE PHARMACEUTICALS INC	SCLN	-30%	-27%	-30%	-16%	17%	26%	22%	4%	8%	19%	16%	-1%
SPECTRUM PHARMACEUTICALS INC	SPPI	-3453%	-456%	-485%	-50%	-75%	-71%	29%	30%	-25%	-17%	-11%	-457%
ARRAY BIOPHARMA INC	ARRY	-54%	-93%	-160%	-342%	-410%	-119%	-51%	-13%	-57%	-180%	-84%	-148%
CRYOLIFE INC	CRY	-29%	-1%	9%	13%	13%	8%	10%	10%	10%	6%	9%	5%
MIMEDX GROUP INC	MDXG						-1335%	-126%	-20%	-4%	6%	-296%	-296%
ORASURE TECHNOLOGIES INC	OSUR	11%	8%	-1%	-23%	-11%	-4%	-11%	-19%	-12%	-5%	-10%	-7%
REPLIGEN CORP	RGEN	-44%	-9%	-13%	-22%	13%	-27%	-1%	18%	34%	17%	8%	-4%
SEQUENOM INC	SQNM	-140%	-68%	-55%	-90%	-187%	-255%	-133%	-126%	-86%	-24%	-125%	-116%
ISS Peer Group	**Median**	**-44%**	**-20%**	**-22%**	**-23%**	**-13%**	**-27%**	**-11%**	**-12%**	**-5%**	**-3%**	**-12%**	**-18%**
ENZO BIOCHEM INC	**ENZ**	**-24%**	**-51%**	**-40%**	**-19%**	**-26%**	**-23%**	**-13%**	**-39%**	**-20%**	**-11%**	**-21%**	**-26%**

(1) Source = Bloomberg; as of 11/30/2015.



Digirad Corp (DRAD) Case Study

LONE STAR VALUE MANAGEMENT

- **Digirad is a leader in the nuclear imaging industry**
  - — Digirad is the only publicly-traded U.S. company that provides mobile, on-site nuclear imaging services to physicians
- **LSV's Jeff Eberwein joined Digirad's board in April 2012 and was named Head of the Strategy Committee**
- **Mr. Eberwein was later appointed Chairman of the Board in February 2013**
- **John Climaco joined Digirad's board in June 2012**
- **Mr. Climaco assumed Mr. Eberwein's role as Head of the Strategy Committee in February 2013**
  - — Mr. Climaco implemented the company's new strategy on behalf of the Board and worked more closely with management than any other board member
- **Since Mr. Climaco joined the board in June 2012, Digirad's stock price has increased 194%[1]**
- **Since Mr. Climaco became Head of the Strategy Committee in February 2013, Digirad's stock price has increased 236%[2]**
- **Mr. Climaco oversaw all of Digirad's strategic acquisitions that helped restore the company to profitability**
  - — February 2013 – Mr. Climaco immediately implements a new strategic direction for the company
  - — November 2013 – Corporate profits improved and dividend declared
  - — March 2014 – Digirad acquires Telerhythmics, LLC
  - — March 2015 – Digirad acquires MD Office Solutions, Inc.
  - — **October 2015 – Digirad acquires DMS Health Technologies Inc. ("DMS Health")**
    - o Acquired at 3x EBITDA
    - o Doubled Digirad's revenue
    - o Tripled Digirad's EBITDA

Digirad

(1) As of 11/30/2015.
(2) As of 11/30/2015.

Digirad Timeline



October 14, 2015
DRAD acquires DMS Health Technologies

February 7, 2013
Two incumbent Directors resign; Eberwein named Chairman; Climaco named Head of Strategy Committee

March 14, 2014
DRAD acquires Telerhythmics

December 31, 2012
DRAD acquires Doctors4Doctors

November 1, 2013
Corporate profits improved; dividend declared

July 30, 2015
Angelis joins DRAD Board

March 6, 2015
DRAD acquires MD Office Solutions

June 4, 2012
Climaco joins DRAD Board

February 28, 2013
DRAD Board announces new Strategic Direction, CEO, and HQ

y-axis: $7.00, $6.00, $5.00, $4.00, $3.00, $2.00, $1.00, $-

x-axis: 12/11, 03/12, 06/12, 09/12, 12/12, 03/13, 06/13, 09/13, 12/13, 03/14, 06/14, 09/14, 12/14, 03/15, 06/15, 09/15

Digirad

Hudson Global, Inc. (HSON) ("Hudson") Case Study

- **In May 2014, LSV won a proxy contest for two board seats in a vote of 80-6**

- **Within one year, Hudson's corporate governance was substantially improved by:**

  — Fully declassifying its board of directors, resulting in all directors standing for annual elections

  — Eliminating all stockholder supermajority voting requirements and changing the vote level required for approval to a simple majority

  — Amending Hudson's bylaws to allow holders of 30% of the company's voting power to request a special meeting

  — Allowing stockholders to take action on any matter without a meeting by written consent, subject to the same approval thresholds that would be required to take the same action at a meeting of stockholders

LSV is focused on improving shareholder rights and representation in order to enhance value for ALL shareholders

Timeline of Events

September 19th, 2013	Jeffrey Eberwein, CEO of Lone Star Value, met with Barry Weiner, Enzo's President, CFO, co-founder, and a Director, at the Company's HQ on Madison Avenue in New York to discuss the Company's history, business, and its Intellectual Property ("IP") litigation strategy. Mr. Eberwein asked about Enzo's high corporate expenses, history of losses, related party transactions, poor corporate governance and Board structure. Mr. Weiner mentioned that Enzo "would be profitable within the next 12 months." (Note: Enzo has yet to be profitable). Mr. Weiner suggested a follow-up meeting with Enzo co-founder, Chairman, and CEO, Dr. Elazar Rabanni, for Mr. Eberwein to learn more about the history of the Company and its science.
October 29th, 2013	Mr. Eberwein met with Dr. Rabanni and Mr. Weiner. Dr. Rabanni discussed Enzo's legacy as a science company and a leader in the genomics field, but there was no mention of earning profits or generating value for shareholders. There was further discussion of Enzo's business and IP litigation strategy.
November 5th, 2013	Mr. Eberwein had a follow-up call with Mr. Weiner. Mr. Eberwein reiterated his belief that public shareholders have concerns about the Company's "family-owned/family-run" structure, related party transactions (facility owned by co-founders), poor corporate governance, and the need for new talent and fresh perspectives on the Board. Mr. Weiner responded that the "family-owned/family-run" nature of Enzo was not a concern and that the family-owned facility leased to Enzo was at "market rates." Mr. Eberwein suggested that Mr. Weiner meet with John M. Climaco, with whom he became acquainted while serving on the board of directors of Digirad Corporation. Mr. Eberwein mentioned Mr. Climaco as someone Enzo should consider adding to the Board given Mr. Climaco's biotechnology and legal background and the success Digirad has had in growing value for shareholders.
February 28th, 2014	Mr. Climaco met with Mr. Weiner at the Company's headquarters in New York to discuss the Company generally.
September 22nd, 2015	Mr. Eberwein met with Mr. Weiner at the Enzo's HQ in New York to get an update on the Company's business and IP litigation strategy. Mr. Eberwein again mentioned shareholders' concerns about the Company's lack of profitability, Board composition, and poor corporate governance.
September 25th, 2015	LSV delivered a letter to Enzo notifying the Company in accordance with Enzo's Amended and Restated Bylaws of Lone Star Value's nomination of Dimitrios J. Angelis and John M. Climaco for election to the Board at the Annual Meeting.

Timeline of Events

October 1st, 2015	Mr. Eberwein had a call with Mr. Weiner to discuss LSV's director nominations and the value Mr. Climaco and Mr. Angelis could add to the Board for the benefit of all Enzo shareholders. Mr. Weiner expressed his displeasure with LSV's act of nominating and he encouraged LSV to withdraw its nomination. Mr. Weiner suggested an in-person meeting to discuss these matters.
October 14th, 2015	Mr. Eberwein met with Mr. Weiner at the Company's HQ in New York to further discuss LSV's nomination. Mr. Weiner again expressed his displeasure with LSV's nomination and asked LSV to withdraw its nomination. Mr. Eberwein noted Enzo's poor corporate governance, including that leading proxy advisory firm ISS has given Enzo a 10 rating (the worst rating possible).
October 20th, 2015	Mr. Eberwein had a call with Mr. Weiner. Given the strength of the Lone Star Value Nominees' qualifications, Mr. Eberwein encouraged the Board to meet with them and consider the value that they could add to the Board. Mr. Weiner sent an email to Mr. Eberwein asking for additional information about the Nominees. LSV's two Nominees submitted this information to the Board and later met with the Nominating and Corporate Governance Committee of the Board.
November 25th, 2015	Mr. Eberwein received a call from Mr. Weiner whereby Mr. Weiner informed him that after meeting with LSV's Nominees, the Board refused to add either one to the Board. Mr. Weiner also mentioned that Enzo had retained legal and proxy advisers and was preparing for a contested proxy contest. Mr. Weiner again pressed LSV to withdraw its nomination and demanded a response within two hours. Mr. Eberwein expressed his disappointment with Enzo's response. Shortly thereafter, Mr. Eberwein responded to Mr. Weiner by email offering to withdraw LSV's nomination if Enzo agreed to add one of LSV's highly-qualified Nominees to the Board. In the interest of avoiding a contest, LSV was further willing to accept increasing the Board size to create a new directorship for the LSV representative on the Board rather than have an existing director step down. Mr. Weiner responded by email the same day saying that Enzo convened a Board meeting to consider LSV's offer, but the offer was rejected by the Board.





Investor Contact Information

LONE STAR VALUE
MANAGEMENT

InvestorCom
SHAREHOLDER INTELLIGENCE

John Glenn Grau

InvestorCom

Email: jgrau@investor-com.com

Office: +1.203.972.9300 ext. 11

Lone Star Value Management, LLC
53 Forest Avenue
First Floor
Old Greenwich, CT 06870